Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

07027371

RECEIVED

2007 OCT 13 P 2:

4 October 2007

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Total Voting Rights
2. Notice of Q3 Trading Update
3. Q3 2007 Trading Update

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Total Voting Rights
Released	09:42 28-Sep-07
Number	7126E

RECEIVED
2007 OCT 18 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Michael Page
INTERNATIONAL

RNS Number:7126E
Michael Page International PLC
28 September 2007

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 327,359,925 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 327,359,925.

The above figure of 327,359,925 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc's under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Notice of Q3 Trading Update
Released	10:03 02-Oct-07
Number	9437E

Michael Page
INTERNATIONAL

2 October 2007

Michael Page International plc

Notice of Q3 Trading Update

Michael Page International plc will release its Q3 2007 trading update at 7.00am on Thursday 4 October 2007.

The company will host a conference call for analysts and investors at 9.00am on 4 October 2007, the details of which are below.

Link: http://w.on24.com/r.htm?e=95269&s=1&k=70600E47E86AE708DD0B75E341A737A1

Dial-In: +44 (0)20 7162 0025
ConferenceID: 768115

Please quote 'Michael Page Quarter 3 Trading Update' to gain access to the call.

A presentation and recording to accompany the call will be posted on the company's website at http://investors.michaelpage.co.uk during the course of the morning of 4 October 2007.

- Ends -

Enquiries:

Financial Dynamics 020 7269 7121
Richard Mountain / Susanne Yule

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Company	Michael Page International PLC
TIDM	MPI
Headline	Q3 2007 Trading Update
Released	07:00 04-Oct-07
Number	1019F

Free annual report

Michael Page
INTERNATIONAL

4 October 2007

Q3 2007 TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports a record quarterly Group gross profit of £123.4m for the third quarter, an increase of 38.5% over the £89.1m recorded in the third quarter of 2006. At constant exchange rates, the third quarter growth rate was 39.5%. Group headcount at 30 September was 4,777.

In the UK, third quarter gross profit was £49.0m, an increase of 19.9% over the £40.8m recorded in the third quarter of 2006. The UK business continues to experience good levels of activity across all disciplines and regions of the UK. Headcount at 30 September was 1,732.

In Europe, Middle East and Africa (EMEA), third quarter gross profit was £48.4m, an increase of 59.7% (60.9%*) over the £30.3m recorded in the third quarter of 2006. In France, our largest business in the region representing 32% of EMEA gross profits, we benefited from increased headcount with the growth rate increasing to 41%*. The remaining EMEA countries grew at a combined rate of 72%*. Headcount at 30 September was 1,967.

In Asia Pacific, third quarter gross profit was £15.5m, an increase of 27.8% (29.5%*) over the £12.1m recorded in the third quarter of 2006. In Australia, the success of the restructuring is now more evident with the growth in third quarter gross profits increasing to 26%*. In Asia, the businesses continued to perform strongly achieving growth in the third quarter of 34%*. Headcount at 30 September was 584.

In the Americas, third quarter gross profit was £10.6m, an increase of 81.1% (85.5%*) over the £5.9m recorded in the third quarter of 2006. Headcount at 30 September was 494.

During the third quarter, the Group repurchased and cancelled a further 3.2m shares at a cost of £15.0m, at an average price of 476p. In the year to date the Group has repurchased and cancelled 11.5m shares at a cost of £59.7m, at an average price of 519p.

Commenting on the third quarter trading, Steve Ingham, Chief Executive said:

"For the second consecutive quarter we have achieved year on year growth in gross profits of some 40%, in constant currencies.

"We are particularly pleased with the performance of our French business where the growth rate, which has increased throughout the year, was 41%. In total, our EMEA region grew 61%, reflecting both our ongoing investment and the tremendous potential of these markets.

"We have further increased our headcount by over 450 (10.5%) during the third quarter as we continue our strategy of diversification, becoming more broadly based both by geography and by discipline. Notwithstanding the recent developments in specific banking sectors, we continue to experience strong demand for talent around the globe and are confident in the ongoing prospects for Michael Page."

* Denotes where overseas results denominated in foreign currencies have been translated at constant rates of exchange for constant currency illustrative purposes.

The company will host a presentation and conference call for analysts and investors at 9.00am today. The presentation can be viewed by following the link:

http://w.on24.com/r.htm?e=95269&s=1&k=70600E47E86AE708DD0B75E341A737A1

The dial-in details for the conference call are as follows:

Dial-In:	+44 (0)20 7162 0025
Conference ID:	768115

Please quote 'Michael Page Quarter 3 Trading Update' to gain access to the call.

The presentation and recording of the call will be available on the company's website later today at investors.michaelpage.co.uk/ir/mpi/ir.jsp?page=presentations

The Group will announce its fourth quarter and full year trading update on 8 January 2008.

Enquiries:

Michael Page International plc		
Steve Ingham	Chief Executive	01932 264144
Stephen Puckett	Finance Director	01932 264144
Financial Dynamics		

Richard Mountain/Susanne Yule	020 7269 7121

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